CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                  May 10, 2018


VIA EDGAR CORRESPONDENCE
------------------------

Lisa Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:        First Trust Exchange-Traded Fund VIII (the "Trust")
                           File Nos. 333-210186; 811-23147
           ---------------------------------------------------------------

Dear Ms. Larkin:

      This letter responds to your comments, provided by telephone on April 30, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the "Trust") with the Securities and Exchange Commission (the "Commission") on March 13, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust TCW Unconstrained Plus Bond ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. The Registration Statement incorporating these comments is set forth on Exhibit A.

COMMENT 1 - FEE TABLE

      Please add a footnote to the caption entitled "Other Expenses" to indicate that these expenses are based on estimates for the current fiscal year.

RESPONSE TO COMMENT 1

      Pursuant to the Commission's request, the following has been added as footnote #1 to the Fee Table:

            "Other Expenses" are estimated based on the expenses the Fund expects to incur for the current fiscal year.


COMMENT 2 - FEE TABLE

      If the Advisor has the ability to recoup fees previously waived pursuant to the fee waiver agreement, please provide disclosure to that effect in a footnote to the Fee Table.


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RESPONSE TO COMMENT 2

      Pursuant to the terms of the fee waiver agreement, the Advisor has no right to recoup previously waived fees.

COMMENT 3 - EXAMPLE

      Please complete the blanks in the narrative immediately prior to the "Example" numbers to disclose when the Fund intends to impose 12b-1 fees.

RESPONSE TO COMMENT 3

      Pursuant to the Commission's request, the referenced disclosure has been revised accordingly as set forth on Exhibit A.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Please disclose whether the Fund intends to pursue a maturity-based strategy or confirm in correspondence that the Sub-Advisor does not seek to manage the Fund's portfolio to have a specific maturity.

RESPONSE TO COMMENT 4

      Pursuant to the Commission's request, the Fund confirms that the Sub-Advisor will not manage the Fund's portfolio to have a specific maturity.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      With regard to the following disclosure, please revise to specify the securities contemplated by this language.

            Pursuant to this investment strategy, the Fund may invest principally in the following types of fixed income securities: ... and other debt securities bearing fixed interest rates of any maturity. (emphasis added)

RESPONSE TO COMMENT 5

      Pursuant to the Commission's request, the Fund has removed the referenced disclosure.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please explain to the Commission, in detail, how the Fund has determined that it will comply with the representations made in its exemptive application,


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including that the Fund expects that the arbitrage mechanism will work efficiently whereby the secondary market prices of the Fund's shares will closely track its net asset value. In particular, please address the impact of:
(i) the liquidity of the investments held or to be held by the Fund and (ii) the transparency of the obligations underlying the investments in non-agency mortgage-backed securities and collateralized loan obligations. The Fund's response should include a description as to how a market maker will be able to maintain a narrow bid/ask spread with respect to the price of the Fund's shares, including in times of market stress, and hedge its position in the issuer.

RESPONSE TO COMMENT 6

      The Advisor, when proposing a new product to the Fund's Board of Trustees, considers various factors, including the liquidity or illiquidity of the Fund's investments during both normal and reasonably foreseeable stressed conditions and the transparency or lack thereof of obligations underlying those investments, the expected changes to the liquidity of the market for such securities and the likelihood that there will be sufficient arbitrage in the Fund. The Board then, on a quarterly basis, receives premium/discount information and other information regarding the trading of the Fund. The Fund expects that a market marker will be able to actively maintain a narrow bid/ask spread with respect to the price of the Fund's shares by looking to the ETF's underlying investments as well as accessing additional trading strategies and liquidity options.

      The basis for this belief comes from the Sub-Advisor's assessment of changes in the markets for non-agency mortgage-backed securities ("NAMBS") and collateralized loan obligations ("CLOs"). The liquidity in the markets for NAMBS and CLOs has improved tremendously since the depths of the 2008-2009 financial crisis and is equal to the liquidity found in other sectors of the fixed income market over the past few years. Using a simplistic approach it is possible to attribute much of the liquidity issues during the financial crisis to lack of transparency, lack of market makers and uncertain cash flows.

      Today these markets have greater transparency as deal information is readily available on several data platforms including Bloomberg, which is a ubiquitous fixture in trading rooms globally. This transparency affords investors a view of mortgage-level performance in NAMBS and loan level performance in CLOs.

      During the financial crisis trading in these securities was hampered by broker-dealers who held sizable positions of these types of securities on their books. These broker-dealers were conflicted by compounding losses in their own portfolios while trying to work trades for investors. The implications of the reforms set forth in the Dodd-Frank Wall Street Reform and Consumer Protection Act and the subsequent reduction of broker-dealer inventories of these types of bonds has reduced this problem.

      Perhaps the most important development has been the improvement in security fundamentals. This has been especially noteworthy in the NAMBS sector as the remaining homeowners in these mortgage pools have weathered the downturn


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in home valuations, remained current on their mortgages, and are now, through seasoning, more likely to remain current on their mortgages as compared to the average homeowner that may have been part of the pool when the security was issued. This is coupled with strong trends in home price appreciation and the lowest unemployment rate in seventeen years. The same positive economic factors at work in the NAMBS market are also at work in the CLO market where corporations are continuing to enjoy one of the longest periods of economic expansion since World War II.

      Market makers may use a variety of approaches to hedge their exposure to the Fund including aggregate exposure across all ETF positions on a trading desk, groupings of similar funds, or individual funds. The assets in this Fund may also be found in a wide variety of other investment vehicles and market makers have a number of techniques for hedging them.

      The primary factors market makers will rely on for valuing the Fund on an intraday basis are likely to be changes in interest rates and credit spreads or the yield difference between securities and U.S. treasuries of similar maturity. The price sensitivity of the Fund to changes in interest rates, also known as duration, will be made available on a daily basis and is not expected to fluctuate much day to day. The Fund expects its duration to range with a 90% confidence interval between 1.0 and 4.0, less than typical bond funds benchmarked to common fixed income indices. Credit spreads often move in concert across markets as investors follow risk on/risk off trends. This means that NAMBS and CLOs can be hedged with opposing positions that have similar credit movements including S&P 500 Index options and credit default swap index options.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      To the extent that the Fund invests in securities settled outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward, there may be a significantly diminished trading market for the Fund's shares. In addition, please note that this could lead to differences between the market price of the Fund's shares and its net asset value.

RESPONSE TO COMMENT 7

      Certain of the Fund's securities may trade outside of a collateral settlement system. However, the Fund believes the Commission's concerns are addressed in the risk entitled "Authorized Participant Concentration Risk" which is reproduced below:

            AUTHORIZED PARTICIPANT CONCENTRATION RISK. Only an authorized participant (as defined in the "Frequent Purchases and Redemptions" Section) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that


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            act as authorized participants. To the extent that these
            institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, Fund shares may trade at a discount to the Fund's net asset value and possibly face delisting.

COMMENT 8 - PRINCIPAL RISKS

      Please consider adding "Intraday Interim Value Risk." Please note that the discussion of the intraday interim value should specifically address:

      (a)   how the intraday interim value is calculated;

      (b)   what the calculation includes and does not include; and

      (c)   what types of values are used for the underlying holdings.

      Please disclose whether the Fund may use stale values under certain circumstances or some other element that may adversely affect the use of the intraday interim value as an approximation of the current value of the Fund's shares. If there are such circumstances, please consider noting that potential as a principal risk.

RESPONSE TO COMMENT 8

      The Fund respectfully declines to add the requested risk disclosure at this time as the Fund believes that "Intraday Interim Value Risk" does not represent a principal risk to the Fund and thus should not be added pursuant to
Item 4 of the Form N-1A. However, pursuant to the Commission's request, the Fund has revised the disclosure set forth in the section entitled "How to Buy and Sell Shares - Share Trading Prices" as follows to be responsive to the Commission's comment:

            Information regarding the intra-day value of the shares of the Fund, also referred to as the "indicative optimized portfolio value" ("IOPV"), is disseminated every 15 seconds throughout the Fund's trading day by the national securities exchange on which the shares are listed or by market data vendors or other information providers. The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit. The IOPV does not necessarily reflect the precise composition of the current portfolio of securities or other assets held by the Fund at a particular point in time or the best possible valuation of the current portfolio. Therefore, the IOPV should not


                                     - 5 -
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            be viewed as a "real-time" update of the net asset value per share of the Fund. In addition, the IOPV may not be calculated in the same manner as the net asset value, which is computed once a day, generally at the end of the business day. The IOPV is generally determined by using current market quotations. The price of a non-U.S. security that is primarily traded on a non-U.S. exchange shall be updated, using the last sale price, every 15 seconds throughout the trading day, provided, that upon the closing of such non-U.S. exchange, the closing price of the security, after being converted to U.S. dollars, will be used. Furthermore, in calculating the IOPV of the Fund's shares, exchange rates may be used throughout the day (9:00 a.m. to 4:15 p.m., Eastern Time) that may differ from those used to calculate the net asset value per share of the Fund and consequently may result in differences between the net asset value and the IOPV. The Fund is not involved in, or responsible for, the calculation or dissemination of the IOPV of shares of the Fund and the Fund does not make any warranty as to its accuracy.

COMMENT 9 - PRINCIPAL RISKS

      Please disclose that where all or a portion of an ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this could lead to differences between the market price of the ETF's shares and their underlying net asset value.

RESPONSE TO COMMENT 9

      Pursuant to the Commission's request, the following risk disclosure has been added to the section entitled "Principal Risks":

            INTERNATIONAL CLOSED MARKET TRADING RISK. Because securities held by the Fund may trade on non-U.S. exchanges that are closed when the Fund's primary listing exchange is open, there are likely to be deviations between the current price of an underlying security and the last quoted price for the underlying security (i.e., the Fund's quote from the closed foreign market), resulting in premiums or discounts to the Fund's net asset value that may be greater than those experienced by other exchange-traded funds. However, because shares can be created and redeemed in Creation Units at the Fund's net asset value, it is not expected that large discounts or premiums to the net asset value of the Fund will be sustained over the


                                     - 6 -
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            (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset values).

COMMENT 10 - PRINCIPAL RISKS

      Please disclose that in stressed market conditions the market for an ETF's shares may become less liquid in response to deteriorating liquidity for the ETF's underlying portfolio holdings. Please also note that this adverse effect on the liquidity of the ETF's shares may lead to differences between the market price for the ETF's shares and its underlying net asset value.

RESPONSE TO COMMENT 10

      Pursuant to the Commission's request, the following risk disclosure has been added to "Trading Issues Risk":

            In the event market makers cease making a market in the Fund's shares or authorized participants stop submitting purchase or redemption orders for Creation Units, Fund shares may trade at a larger premium or discount to their net asset value.

COMMENT 11 - FUND INVESTMENTS

      In correspondence, please disclose the percentage of the Fund's assets that may be invested in bank loans.

RESPONSE TO COMMENT 11

      The Fund may invest up to 15% of its total assets in bank loans.

COMMENT 12 - FUND INVESTMENTS

      Please disclose in correspondence the percentage of the Fund's assets that may be invested in contingent convertible securities. If contingent convertible securities will constitute a principal investment of the Fund, please provide a description of this asset type and appropriate risk disclosure.

RESPONSE TO COMMENT 12

      The Fund does not currently intend to invest in contingent convertible securities.


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COMMENT 13 - FUND INVESTMENTS

      The Commission notes the following disclosure is bracketed. Please disclose whether the the Fund will be subject to a policy not to invest in other investment companies in excess of the limits set forth in the 1940 Act in reliance upon Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.

            [The Fund's ability to invest in other investment companies is limited by the 1940 Act and the related rules and interpretations. The Fund has adopted a policy that it will not invest in other investment companies in excess of the 1940 Act limits in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.]


RESPONSE TO COMMENT 13

      Pursuant to the Commission's request, the referenced brackets have been removed. The Fund confirms it will be subject to a policy not to invest in other investment companies in excess of the limits set forth in the 1940 Act in reliance upon Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.

COMMENT 14 - NET ASSET VALUE

      The final paragraph of this section indicates a possibility that the Fund may invest in credit default swaps. To the extent that the Fund intends to write credit default swaps, please confirm that the Fund will segregate the full notional amount of the credit default swaps to cover such obligations.

RESPONSE TO COMMENT 14

      Pursuant to the Commission's request, the Fund confirms that to the extent it writes credit default swaps it will segregate the full notional amount of the credit default swaps to cover such obligations.

                              * * * * * * * *

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP

                                                   By:  /s/ Morrison C. Warren
                                                       -------------------------
                                                        Morrison C. Warren